Form of Proxy – Baytex Energy Corp. Annual Meeting of Shareholders to be held on April 29, 2021	Stock Exchange Tower 1230, 300 5th Ave SW Calgary, AB T2P 3C4

Appointment of Proxyholder I/We being the undersigned holder(s) of Baytex Energy Corp. hereby appoint Edward D. LaFehr or failing this person, Rodney D. Gray,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Baytex Energy Corp. to be held virtually at: https://web.lumiagm.com/270581187 , on Thursday, April 29, 2021, at 3:00 p.m. (Calgary Time) or at any adjournment thereof. If you are appointing a proxyholder other than the Management Nominees, you MUST return your proxy by mail, by email at proxy@odysseytrust.com or by internet at https://login.odysseytrust.com/pxlogin and you also need to send an email to baytex@odysseytrust.com by 3:00 (Calgary Time) on April 27, 2021 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to participate or vote at the Meeting.

1.Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a.Mark R. Bly	☐	☐	b.Trudy M. Curran	☐	☐	c.Don G. Hrap	☐	☐
d.Edward D. LaFehr	☐	☐	e.Jennifer A. Maki	☐	☐	f.Gregory K. Melchin	☐	☐
g.David L. Pearce	☐	☐	h.Steve D. L. Reynish	☐	☐		☐	☐
2.Appointment of Auditors. Appointment of KPMG LLP, Chartered Professional Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							For	Withhold
							☐	☐
3.Executive Compensation. Advisory resolution to accept the approach to executive compensation disclosed in the accompanying information circular - proxy statement.							For	Withhold
							☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s):	Date / /
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.
☐	Annual Financial Statements – Check the box to the right if you would like to DECLINE to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of Management.
Proxies must be received by 3:00 PM, Calgary Time, on April 27, 2021.
Notes to Proxy
1.Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. In addition, you MUST send an email to baytex@odysseytrust.com by 3:00 (Calgary Time) on April 27, 2021 and provide Odyssey with the required proxyholder contact information, number of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to participate or vote at the Meeting.
2.If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.This proxy should be signed in the exact manner as the name appears on the proxy.
4.If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.This proxy should be read in conjunction with the accompanying documentation provided by Management.
INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your Proxy Online please visit:
https://login.odysseytrust.com/pxlogin and click on . You will require the CONTROL NUMBER printed with your address to the right.
 If you vote by Internet, do not mail this proxy.

To Virtually Attend the Meeting:
You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 270-581-187. For further information on the virtual AGM and how to attend it, please view the Information Circular.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.